FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

September 8, 2025.

Item 3.News Release

The news release (the “News Release”) was issued on September 8, 2025 and disseminated by Stockwatch.

Item 4.Summary of Material Change

The Company announced the filing and effectiveness of a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission.

Item 5.Full Description of Material Change

The Company announced the filing and effectiveness of a shelf registration statement (the “Shelf Registration”) on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”).

The Shelf Registration will allow the Company to offer and sell, from time to time, up to an aggregate of USD $100 million of its common shares, warrants and units, or a combination thereof (together, the “Securities”), on a registered basis, subject to market conditions, the Company’s capital needs, and limitations imposed by SEC rules and applicable securities laws. The terms of any offering, including the price of Securities, will be determined at the time of such offering and be described in a prospectus supplement that will be filed with the SEC.

The Shelf Registration does not constitute a commitment by the Company to sell any specific amount of Securities. Any further offering under the Shelf Registration, if made, will be subject to the Company’s discretion and applicable market conditions.

The news release issued on September 8, 2025 shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

September 9, 2025.